FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2015

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                   SYNGENTA AG
Disclosure:	“2014 Full Year Results: Sales growth target achieved: ELATUS™ launch exceeds expectations”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Paul Barrett		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Paul Minehart		Lars Oestergaard
		USA	+1 202 737 8913	Switzerland	+41 61 323 6793
				USA	+1 202 737 6520
www.syngenta.com

Basel, Switzerland, February 4, 2015

2014 Full Year Results

Sales growth target achieved: ELATUS™ launch exceeds expectations

•	Integrated sales up 6 percent at constant exchange rates

-	up 7 percent excluding glyphosate

-	fourth quarter sales up 12 percent

•	Total sales up 5 percent at constant exchange rates to $15.1 billion

•	ELATUS™ sales in Brazil over $300 million

•	EBITDA $2.9 billion, up 1 percent; margin 19.3 percent

-	up 7 percent at constant exchange rates

•	Operational leverage measures: $265 million savings in 2015

•	Earnings per share1 $19.42, up 1 percent

•	Free cash flow before acquisitions $1.2 billion

•	Proposed dividend increased by 10 percent to CHF 11.00

	Reported Financial Highlights
	2014 $m	2013 $m	Actual %	CER2%
Sales	15,134	14,688	+3	+5
Operating income	2,105	2,086	+1
Net income	1,619	1,644	-2

EBITDA	2,926	2,895	+1	+7
Earnings per share1	$19.42	$19.30	+1

 ___________________
1 Excluding restructuring and impairment; fully-diluted
2 At constant exchange rates

Syngenta – February 4, 2015 / Page 1 of 8

Mike Mack, Chief Executive Officer, said:

“In 2014 we achieved our integrated sales target of six percent at constant exchange rates despite lower crop prices, unfavorable weather conditions in North America and a deliberate reduction in low margin sales of glyphosate. Emerging markets registered double digit growth1 for the fifth consecutive year despite the geopolitical uncertainty in the CIS. Encouragingly, growth in Western Europe was also robust, with a particularly strong performance from our broadened fungicide portfolio. In Latin America, our new fungicide ELATUS™ achieved sales of over $300 million following its introduction in Brazil. This is the largest product launch in Syngenta’s history, resulting in widespread grower recognition of the product’s superlative performance against soybean rust.

“With emerging markets now accounting for over 50 percent of our sales, managing more volatile conditions has become an integral part of our business. A negative impact from currencies, notably those of the CIS, resulted in an EBITDA margin slightly below the previous year. Margins in 2014 were also affected by adverse product mix linked in large part to the reduction in US corn acres. We remain focused on improving profitability and in November announced decisive actions underpinning the realization in 2015 of the first cost savings under our Accelerating Operational Leverage program. The program will enhance our commercial effectiveness as well as improving efficiency in Research and Development and in the supply chain. It will allow us to realize the full potential of the integrated strategy and will ensure that increases in profitability are sustained over time.”

Financial highlights 2014

Sales $15.1 billion

Sales rose by five percent at constant exchange rates, with volume up two percent and prices three percent higher. Integrated sales were six percent higher with volume and price both up three percent. Excluding glyphosate integrated sales rose seven percent. Acquisitions contributed $48 million to sales; the divestment of Dulcinea Farms in December 2013 reduced sales by $71 million.

EBITDA $2.9 billion

EBITDA was up one percent, with an EBITDA margin of 19.3 percent (2013: 19.7 percent). Profitability was affected by sales mix and an adverse currency impact of $90 million net of CIS price increases. At constant exchange rates the EBITDA margin was slightly higher at 20.0 percent.

Net financial expense and taxation

Net financial expense of $217 million (2013: $200 million) included increased hedging costs associated with emerging market growth.

The tax rate before restructuring and impairment was unchanged at 15 percent.

Net income $1.6 billion

Net income including restructuring and impairment was two percent lower. Earnings per share excluding restructuring and impairment were one percent higher at $19.42 (2013: $19.30).

____________________
1 At constant exchange rates

Syngenta – February 4, 2015 / Page 2 of 8

Cash flow and balance sheet

Free cash flow before acquisitions reached $1.2 billion compared with $525 million in 2013. Trade working capital as a percentage of sales was 34 percent compared with 35 percent in 2013 reflecting a significant reduction in inventory. Fixed capital expenditure including intangibles was $717 million (2013: $727 million). Acquisition spending at $89 million was below the $140 million recorded in 2013. Cash flow return on investment was 11 percent and was below the target of over 12 percent due to the impact of currencies on EBITDA. The ratio of net debt to equity was 27 percent (2013: 24 percent).

Dividend and share repurchase

The total cash return to shareholders in 2014 was $1,081 million. The dividend was raised by five percent, or 12 percent in US dollars, to give a total dividend payout of $1,032 million. Share repurchases amounted to $49 million.

The Board of Directors will propose to the AGM on April 28, 2015 to increase the dividend to CHF 11.00 per share from CHF 10.00 in 2013. This represents an increase of 10 percent in Swiss francs and 6 percent in US dollars at end January exchange rates, with a payout ratio of 60 percent. The decision to increase the dividend reflects the company’s confidence in future cash generation and its robust balance sheet. The company retains the flexibility to execute tactical share buybacks.

Business highlights 2014

	Full Year		Growth		4th Quarter		Growth
	2014 $m	2013 $m	Actual %	CER %	2014 $m	2013 $m	Actual %	CER %
Europe, Africa, Middle East	4,547	4,223	+8	+11	580	442	+31	+48
North America	3,582	3,848	-7	-6	634	717	-12	-11
Latin America	4,279	3,991	+7	+9	1,739	1,581	+10	+13
Asia Pacific	2,033	1,935	+5	+10	515	472	+9	+13
Total integrated sales	14,441	13,997	+3	+6	3,468	3,212	+8	+12
Lawn and Garden	693	691	-	+1	183	170	+8	+11
Group sales	15,134	14,688	+3	+5	3,651	3,382	+8	+12

Integrated sales performance

•	Sales $14.4 billion, up 6%

-	volume +3%, price +3%

•	EBITDA $ 2.8 billion (2013: $2.7 billion)

•	EBITDA margin 19.2% (2013: 19.6%)

Europe, Africa and the Middle East: A strong full year performance saw growth in all territories. The fourth quarter was driven by the rapid expansion of the HYVIDO® hybrid barley solution, the consolidation of seeds acquisitions and by strong early demand for crop protection. The CIS registered good volume growth in both crop protection and seeds, with a rebound in the fourth quarter. Significant price increases offset around half of the currency loss following the sharp depreciation of the Russian ruble and the Ukrainian hyrvnia. New SDHI

Syngenta – February 4, 2015 / Page 3 of 8

fungicides made a notable contribution to growth in the region, with SEGURIS® and VIBRANCE® both increasing sales by more than 75 percent.

North America: Sales were affected by prolonged cold temperatures in the first half of the year which delayed the start of the US season and reduced insect pressure. In Canada cereals acreage was lower and demand was further affected by flooding. Non-selective herbicide sales in the region were down as a result of the deliberate reduction in glyphosate. In seeds, soybean sales were up due to higher acreage and to increased bulk shipments under an early order program. Corn sales were down in a context of reduced acres but demand for AGRISURE VIPTERA®, for which Chinese import approval was secured in December, was sustained.

Latin America: Although irregular rainfall caused some delays in planting and crop protection consumption, sales were up by 9 percent, or by 15 percent excluding glyphosate. In crop protection, the new fungicide ELATUS™ recorded sales of over $300 million following its launch in Brazil, where there was also strong insecticide growth due to severe caterpillar pressure in soybean, corn and cotton. Crop protection for sugar cane was lower owing to drought during the summer and to lower ethanol prices affecting the profitability of sugar cane mills. Corn seed sales increased slightly despite lower acreage and soybean was up sharply.

Asia Pacific: Performance was robust in both emerging and developed markets, with particularly strong performances in South Asia, China and Australasia. Growth in fungicides reflected increased adoption of AMISTAR® technology in China and new launches in South Asia. Vegetables growth was driven by further adoption of MAXVEG™ protocols as well as sweetcorn seed growth in China and South Asia. Double digit sales growth in GRAMOXONE® reflected tight supply and higher prices, particularly in ASEAN; sales in China were sharply lower in the second half as government restrictions on liquid paraquat formulations took effect.

Lawn and Garden performance

•	Sales $693 million, up 1%

•	EBITDA $148 million (2013: $154 million)

•	EBITDA margin 21.4% (2013: 22.2%)

Double digit growth in the fourth quarter reflected a recovery in the golf market, which earlier in the year was affected by poor weather conditions in North America and Japan. For the full year, the overall business saw significant emerging market expansion in Asia Pacific and Latin America. In the developed markets, challenging business conditions in Flowers continued particularly in Europe, due to a lack of consumer confidence in key markets such as Germany and France. As a result of portfolio streamlining to focus on high value chemistry and genetics, the business is expected to maintain the targeted EBITDA margin of 20 percent in 2015.

Accelerating Operational Leverage

The Accelerating Operational Leverage program, announced in February 2014, targets savings of $1 billion by 2018 and has three main pillars: Commercial; Research and Development; and Global Operations. The program’s aim is to optimize the cost structure within the framework of the integrated strategy in order to attain industry-leading efficiency. In November the company announced important steps to underpin the first savings of $265 million (including $75 million from a previous program) in 2015. These steps will result in job reductions and relocations totaling around 1,800 across the company.

Acquisitions and divestments
In April Syngenta acquired Società Produttori Sementi (PSB), one of Italy's oldest seed companies and a leader in durum wheat breeding and production for pasta – a global market

Syngenta – February 4, 2015 / Page 4 of 8

valued at $16 billion. PSB’s unrivalled durum wheat breeding expertise and its links to the food industry are complemented by Syngenta's leading-edge cereals R&D and global presence.

In June Syngenta announced an agreement to acquire the German and Polish winter wheat and winter oilseed rape breeding and business operations of Lantmännen, the Swedish food, energy and agriculture group. Syngenta gained access to high quality germplasm, a seeds pipeline and commercial varieties which complement its portfolio in two of Europe's most important crops.

New partnerships

In April Syngenta announced an agreement with Cellulosic Ethanol Technologies, LLC to license its CELLERATE™ technology, a new process enabling ethanol plants to produce cellulosic energy and improve their profitability. CELLERATE™ technology is being combined with Syngenta’s proprietary corn trait ENOGEN® and commercial production is already underway at the Quad County Corn Processors plant in Galva, Iowa.

Also in April Syngenta signed a Memorandum of Understanding with the United Nations Convention to Combat Desertification (UNCCD) to establish and operationalize the Soil Leadership Academy. The Academy will engage research institutes, universities, and on-the-ground practitioners to share knowledge and expertise in soil conservation and sustainable land management.

In June Syngenta announced a partnership with Anheuser-Busch InBev to secure the sourcing of high quality malting barley, the key raw material for the beer industry. Under the agreement, growers have access to the best Syngenta malting barley varieties and a tailored growing approach. By following the protocol growers will achieve superior yields, enabling them to supply AB InBev with consistently high quality grain to meet the exacting standards for beer production.

Innovation

The strong performance of the broad spectrum fungicide ELATUS™/Solatenol™ in Brazil has resulted in an upward revision of its peak sales potential from over $500 million to $1 billion. The peak sales potential of VIBRANCE®, a fungicide seed treatment launched in 2011, has also been revised up, from over $300 million to $500 million. In 2014 Syngenta also launched Fortenza®/Cyantraniliprole for early season insect control, and CLARIVA™, a biological for the control of soybean cyst nematodes.

The power of Syngenta’s innovation and the promise of the pipeline will be further demonstrated at an R&D Day to be held at our Research Center in Stein, Switzerland on September 16, 2015.

Outlook

Mike Mack, Chief Executive Officer, said:

“Syngenta’s integrated strategy continues to gain momentum as evidenced by the strong sales growth achieved in 2014. Our focus is now on achieving above market growth and on driving greater profitability through operational leverage.

“In 2015, in an environment of crop price and currency volatility, we will continue our track record of rigorous risk management. We expect to offset a significant part of emerging market currency devaluations through price increases. Sales are expected to be broadly unchanged at constant exchange rates. EBITDA after the impact of currencies will be around the 2014 level. Our continuing attention to working capital management will again result in substantial free cash flow generation.

Syngenta – February 4, 2015 / Page 5 of 8

“Looking further ahead, in 2016 at current levels we expect lower raw material costs to offset the impact of the recent Swiss franc appreciation on our cost base. Sales and margins will increasingly benefit from new product launches and cost efficiencies, both of which underpin our 2018 margin target of 24 to 26 percent. Higher profitability and capital efficiency will ensure that cash generation remains strong, enabling us to continue increasing the cash return to shareholders.”

Crop Protection
	Full Year		Growth		4th Quarter		Growth
Crop Protection by product line	2014 $m	2013 $m	Actual %	CER %	2014 $m	2013 $m	Actual %	CER %
Selective herbicides	3,083	3,051	+1	+3	613	581	+6	+10
Non-selective herbicides	1,445	1,545	-6	-4	272	370	-26	-24
Fungicides	3,518	3,035	+16	+17	922	686	+34	+38
Insecticides	2,066	1,912	+8	+10	614	594	+3	+7
Seedcare	1,115	1,228	-9	-6	346	332	+4	+8
Other crop protection	154	152	+1	+4	31	35	-10	-1
Total	11,381	10,923	+4	+6	2,798	2,598	+8	+11

Selective herbicides: major brands AXIAL®, CALLISTO® family, DUAL MAGNUM®, BICEPTM II MAGNUM, FLEX® , FUSILADE®MAX, TOPIK®

Sales in Europe, Africa and the Middle East were strong, with the mild winter in the first half leading to increased weed pressure: sales of AXIAL® on cereals and BICEPTM II MAGNUM on corn were up strongly. In North America some pre-emergent sprays were missed in the first half due to the late season, but sales of DUAL MAGNUM® for corn were up strongly in the second half. FUSILADE®MAX and FLEX® on soybean performed well in the USA and in Argentina, where weed resistance is spreading.

Non-selective herbicides: major brands GRAMOXONE®, TOUCHDOWN®

Syngenta has decided to deliberately reduce low margin sales of TOUCHDOWN® (solo glyphosate) and to focus on mixtures including selective herbicides which can address the challenge of weed resistance. The impact on sales in 2014 was approximately $150 million. This was partly offset by good growth in GRAMOXONE® with strong demand and tight supply resulting in volume and price increases, primarily in ASEAN and Latin America.

Fungicides: major brands ALTO®, AMISTAR®, BRAVO®, ELATUS™, REVUS®, RIDOMIL GOLD®, SCORE®, SEGURIS®, TILT®, UNIX®

The main contribution to growth came from the new product ELATUS™, based on the active ingredient Solatenol™, for which the ambitious first year sales target in Brazil was exceeded. SEGURIS®, the SDHI fungicide for cereals, performed well in Europe. AMISTAR® sales were lower in the Americas but grew strongly in Europe.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Insecticides showed good growth in all regions except North America where sales were affected by the late season and low pest pressure. DURIVO® continued its rapid expansion with sales now exceeding the targeted $400 million. Strong pest pressure in soybean, corn and cotton, including the spread of the helicoverpa caterpillar, drove sales in Brazil.

Syngenta – February 4, 2015 / Page 6 of 8

Seedcare: major brands AVICTA®, CRUISER®, DIVIDEND®, CELEST®/MAXIM®, VIBRANCE®

VIBRANCE®, based on the SDHI fungicide sedaxane, continued its rapid expansion with sales up by almost 50 percent. A reduction in sales of CRUISER® following the EU neonicotinoid suspension was partially offset by increased sales of CELEST®/MAXIM®, particularly in the CIS. Seedcare sales were also affected by lower sales to other seed companies in Latin America and the USA, where reduced corn acreage and plentiful seed supply affected demand.

	Full Year		Growth		4th Quarter		Growth
Crop Protection by region	2014 $m	2013 $m	Actual %	CER %	2014 $m	2013 $m	Actual %	CER %
Europe, Africa, Middle East	3,312	3,033	+9	+11	434	351	+23	+37
North America	2,578	2,762	-7	-5	346	421	-18	-17
Latin America	3,769	3,499	+8	+10	1,593	1,446	+10	+12
Asia Pacific	1,722	1,629	+6	+10	425	380	+12	+16
Total	11,381	10,923	+4	+6	2,798	2,598	+8	+11

Seeds

	Full Year		Growth		4th Quarter		Growth
Seeds by product line	2014 $m	2013 $m	Actual %	CER %	2014 $m	2013 $m	Actual %	CER %
Corn and soybean	1,665	1,654	+1	+4	450	425	+6	+11
Diverse field crops	827	842	-2	+4	118	87	+37	+51
Vegetables	663	708	-6	-5	148	160	-8	-2
Total	3,155	3,204	-2	+2	716	672	+6	+13

Corn and soybean: major brands AGRISURE®, GOLDEN HARVEST®, NK®

Sales in both North and Latin America reflected the shift from corn to soybean; in addition soybean sales in Brazil benefited from a new business partner strategy. Sales of the AGRISURE VIPTERA® corn trait were steady at around 30 percent of US corn seed sales. In Brazil, VIPTERA® accounts for around half the portfolio and has unrivalled success in addressing the pest spectrum there. The new proprietary corn rootworm trait DURACADE® was planted for the first time in the USA under the “Right to Grow” program. Corn seed sales in Europe showed strong growth driven by the CIS.

Diverse field crops: major brands NK® oilseeds, HILLESHÖG® sugar beet

Full year sales growth was helped by a strong fourth quarter including the consolidation of acquisitions in Europe. Sunflower sales were affected by reduced acreage in South East Europe but continued to expand in the CIS, where there was also a recovery in sugar beet. In Asia Pacific sales of rice increased reflecting sales from the Devgen acquisition as well as expansion in India.

Syngenta – February 4, 2015 / Page 7 of 8

Vegetables: major brands ROGERS®, S&G®

Excluding the divestment of Dulcinea Farms, sales were up six percent. Asia Pacific saw double digit growth driven by sweetcorn and peppers in China and South Asia. Rapid growth in the emerging markets of Africa Middle East continued with expanding melon and tomato penetration. In the CIS there was strong demand for peas and melon. Excluding Dulcinea, sales in North America were up three percent and the developed markets in Europe also returned to solid growth.

	Full Year		Growth		4th Quarter		Growth
Seeds by region	2014 $m	2013 $m	Actual %	CER %	2014 $m	2013 $m	Actual %	CER %
Europe, Africa, Middle East	1,274	1,232	+3	+9	169	111	+52	+78
North America	1,044	1,140	-8	-8	308	326	-6	-5
Latin America	522	521	-	+4	148	141	+4	+13
Asia Pacific	315	311	+1	+6	91	94	-3	-1
Total	3,155	3,204	-2	+2	716	672	+6	+13

The full version of the Full Year Results 2014 press release is available here and a presentation illustrating the results will also be available by 07:30 (CET). Please find here a video interview with our CEO.

Announcements and meetings

2014 Annual Report publication	March 18, 2015
First quarter trading statement 2015	April 17, 2015
Annual General Meeting	April 28, 2015
2015 Half year results	July 23, 2015
R&D Day	September 16, 2015
Third quarter trading statement 2015	October 15, 2015

Syngenta is one of the world's leading companies with more than 28,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – February 4, 2015 / Page 8 of 8

SYNGENTA AG

Date:	February 4, 2015	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs